[redacted]

08028219

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 03 2008
Washington, DC
103

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RECD S.E.C.
MAR 3 2008
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53059

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/07** (MM/DD/YY) AND ENDING **12/31/07** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
UBS International Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Park Avenue
(No. and Street)

New York	New York	10178
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Estill Alvey **516-745-8858**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **Estill Alvey**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UBS International Inc., as of December 31, 20 07, are true and correct. I further affirm that neither the company nor any principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

STATE of NEW YORK ss: SWORN TO BEFORE ME THIS
COUNTY of NASSAU 27th DAY of FEBRUARY, 2008.

BRUCE VAN ALLEN
Notary Public, State of New York
No. 01VA6064805
Qualified in Nassau County
Commission Expires October 1, 2009

Notary Public

Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UBS International Inc.

Consolidated Statement of Financial Condition

Year Ended December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Stockholder of
UBS International Inc.

We have audited the accompanying consolidated statement of financial condition of UBS International Inc. (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the consolidated financial position of UBS International Inc. at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 29, 2008

UBS International Inc.

Consolidated Statement of Financial Condition

December 31, 2007

Assets	
Cash and cash equivalents	$ 65,888,395
Employee forgivable loans, net of accumulated amortization of $25,875,493	49,156,196
Office equipment and leasehold improvements, net of accumulated depreciation and amortization of $11,822,817	8,949,386
Deferred income taxes, net	10,351,263
Other assets	1,509,040
Total assets	$ 135,854,280
Liabilities and Stockholder's equity	
Liabilities:	
Payables to affiliates	$ 11,057,030
Accrued compensation and benefits	7,394,250
Other liabilities and accrued expenses	1,373,507
Current taxes payable	690,821
	20,515,608
Commitments and contingencies	
Subordinated borrowings	40,000,000
Stockholder's Equity	75,338,672
Total liabilities and stockholder's equity	$ 135,854,280

See notes to consolidated statement of financial condition.

UBS International Inc.

Notes to Consolidated Statement of Financial Condition

December 31, 2007

1. Organization and Description of Business

The consolidated statement of financial condition includes the balances of UBS International Inc. and its wholly owned subsidiary UBS International Hong Kong Limited (collectively, "UBSI" or the "Company"). All material intercompany balances and transactions have been eliminated. The Company is a wholly-owned subsidiary of UBS Americas Inc. ("UBS Americas") which is a wholly-owned subsidiary of UBS AG ("UBS"), a bank organized under the laws of Switzerland, which conducts banking and related financial business in the United States for corporate and other customers.

The Company is engaged in one principal line of business, that of serving the investment and capital needs of individual and institutional clients. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), and is a member of the Financial Industry Regulatory Authority (the "FINRA") and the National Futures Association (the "NFA").

Clearing and depository operations for the Company's clients are provided by UBS Financial Services Inc. ("UBSFSI"), an affiliated clearing broker-dealer, on a fully disclosed basis.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents represents cash on deposit at banks and highly liquid investments not held for resale, with a maturity of three months or less. On December 31, 2007, the Company held $57,184,521 of commercial paper which qualifies as cash equivalents. It is the Company's policy to purchase only such commercial paper that qualifies as an allowable asset for net capital under SEC Rule 15c3-1.

Revenues

Commission income is recognized on settlement date. Recording commissions on a trade date basis would not have a material effect on the financial statements, taken as a whole. Asset management fees are accrued for during the period in which they are earned. Principal transactions are recorded on a trade date basis. Investment banking revenues are recorded in the period in which they are earned. Principal transactions are riskless principal trades entered into by the Company only when it has a confirmed customer order.

2. Summary of Significant Accounting Policies (continued)

Amortization and Depreciation

The Company depreciates office equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of ten years, the estimated useful life of the asset or the remaining term of the lease.

Employee Forgivable Loans

The Company has entered into various agreements with its brokers whereby certain brokers receive a forgivable loan. These employee forgivable loans ("EFL") have been capitalized on the Consolidated Statement of Financial Condition and are being amortized on a straight-line basis over the terms specified in each agreement. During the year, the Company issued EFLs of $19,989,149.

Income Taxes

The Company is included in the consolidated federal income tax return and certain combined state and local tax returns of UBS Americas. Federal and state and local taxes are provided on a separate return basis.

Certain income and expense items are accounted for in different periods for income tax purposes than for financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*.

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the consolidated statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its consolidated statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies (continued)

Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands the required disclosures about an entity's fair value measurements. Additionally, SFAS No. 157 eliminates the requirement to defer calculated profit or loss on transaction values that include unobservable inputs "Day 1 profit and loss" and eliminates the use of block discounts for securities traded in an active market. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The provisions of SFAS No. 157 should be applied prospectively upon initial adoption, except for the provisions that eliminate prior measurement guidance regarding block discounts and Day 1 profit or loss. Those changes should be applied retrospectively as an adjustment to the opening balance of retained earnings in the period of adoption. The Company is still assessing the impact SFAS No. 157 will have on its financial statements.

Effective January 1, 2007 the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48 Accounting for Uncertainty in Income Taxes – an interpretation of SFAS No.109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes that a company should use a more likely than not recognition threshold based on the technical merits of the tax position taken or expected to be taken. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of FASB Statement No. 115* ("SFAS No. 159"). SFAS No. 159 permits entities to irrevocably choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. For any eligible items that exist at the effective date for which an entity chooses to elect the fair value option, the effect of the first remeasurement to fair value shall be reported as a cumulative-effect adjustment to the opening balance of retained earnings. The Company is currently assessing whether to elect SFAS No. 159.

2. Summary of Significant Accounting Policies (continued)

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* ("SFAS No. 141(R)") and SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51* ("SFAS No. 160"). These new standards change the financial accounting and reporting of business combination transactions and noncontrolling (or minority) interests in consolidated financial statements. Noncontrolling interest will now be reported as an element of consolidated equity and not within a mezzanine section of the balance sheet. There also will be separated disclosure for of net income attributable to the parent and the noncontrolling interest on the face of the income statement. With respect to SFAS 141(R), transaction costs will not be considered part of the fair value of an acquirer's interest and will be expensed as incurred. In addition, restructuring accruals will no longer be considered as part of goodwill. SFAS No. 141(R) and SFAS No. 160 are effective for the first annual reporting period beginning on or after December 15, 2008. The adoption of SFAS No. 141(R) and SFAS No. 160 are not expected to have a material impact on the consolidated financial statements.

In April 2007, the FASB issued FASB Staff Position No. FIN 39-1, *Amendment of FASB Interpretation No. 39* ("FSP FIN 39-1"). FSP FIN 39-1 amends certain provisions of FIN 39, Offsetting of Amounts Related to Certain Contracts, and permits companies to offset fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007, with early application permitted. The Company is currently assessing the impact FSP FIN 39-1 will have on its consolidated financial statements.

In June 2007, the FASB's Emerging Issues Task Force ("EITF") issued EITF Issue No. 06-11, *Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards* ("EITF 06-11"). This issue requires that the tax benefits related to dividend equivalents paid on restricted stock units, which are expected to vest, be recorded as an increase to additional paid-in capital. EITF 06-11 is effective prospectively to the income tax benefits on dividends declared in fiscal years beginning after December 15, 2007. The Company is currently assessing the impact EITF Issue No. 06-11 will have on its consolidated financial statements.

3. Transactions with Customers

For transactions where the Company, through the affiliated clearing broker, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the affiliated clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

4. Office Equipment and Leasehold Improvements

Office equipment and leasehold improvements, at cost, consist of the following:

Office equipment	$ 6,870,767
Leasehold improvements	13,901,436
	20,772,203
Less accumulated depreciation	11,822,817
	$ 8,949,386

5. Liability Subordinated to Claims of General Creditors

Under the terms of a revolving subordinated loan agreement approved by FINRA, UBS Americas has agreed to make loans to the Company up to a maximum of $40,000,000, from time to time, which mature on December 31, 2016. The loan bears interest at a rate based upon LIBOR as posted daily by the British Banker's Association. On December 31, 2007, there was $40,000,000 outstanding.

This loan is subordinated to all claims of general creditors of the Company, constitutes part of the Company's net capital under the SEC Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements and subject to certain notification and other provisions of the net capital rule.

6. Commitments and Contingencies

At December 31, 2007, the Company's future minimum rental commitments based upon the terms (including escalation costs) under non-cancellable leases that have an initial or remaining term of one year or more were as follows:

	Total Rent Payments
2008	$ 2,740,434
2009	2,827,100
2010	1,464,934
2011	1,375,228
2012	1,091,430
Thereafter	3,431,994
	$ 12,931,120

6. Commitments and Contingencies (continued)

In the ordinary course of business, the Company is a defendant or co-defendant in legal actions primarily relating to its broker-dealer activities. It is the opinion of management, after consultation with counsel, that the resolution of these actions will not have a material adverse effect on the financial position and results of operations of the Company.

7. Employee Incentive Awards

Employees of the Company are covered under UBS's various stock option and award plans, which provide for the granting of nonqualified stock options, cash and restricted stock awards, and other stock based awards.

Restricted stock awards are granted to key employees through the UBS Equity Ownership Plan. The awards are mandatory deferrals from the employee's year-end incentive bonus that is above a certain level and are expensed up front in the performance year. The awards contain restrictions on sale or transfer lapsing over three years. These restricted stock awards are subject to forfeiture if the employee terminates employment prior to the end of the prescribed restriction period for cause or to join a competitor. Restricted stock awards may also be granted as part of a new hire recruiting package. The new hire awards generally contain restrictions on sale or transfer lapsing over three or ten years. These new hire awards are subject to forfeiture if the employee terminates prior to the end of the prescribed restriction period for cause or to join a competitor. These new hire awards are expensed over the vesting period.

Awards are granted to employees by UBS and the share delivery obligations are satisfied by UBS under its option-based participation plans either by purchasing UBS shares in the market on grant date or shortly thereafter or through the issuance of new shares. At exercise, shares held in treasury or newly issued shares are delivered to the employee against receipt of the strike price.

Certain employees are granted nonqualified stock options to purchase shares of UBS common stock at a price not less than the fair market value of the stock on the date the option is granted. The rights generally expire within seven to ten years after the date of grant.

With respect to the fair value of option awards, the Company uses a mix of implied and historic volatility instead of solely historic volatility and specific employee behavior patterns based on statistical data instead of a single expected life input.

7. Employee Incentive Awards (continued)

The fair value of options granted during 2007 was determined using the following assumptions (in CHF):

	Weighted Average	Range Low	Range High
Expected volatility (%)	23.86	22.51	29.23
Risk free interest rate (%)	2.58	2.46	3.27
Expected dividend	3.13	2.20	4.56
Strike price	71.31	55.48	78.80
Share price	70.25	55.48	78.80

The valuation technique takes into account the specific terms and conditions under which the share options are granted such as the vesting period, forced exercised during the lifetime, and gain and time dependent exercise behavior.

8. Employee Benefit Plans

Eligible employees of the Company were included in the non-contributory defined benefit pension plan of UBSFSI, which was frozen in 1998.

Other Benefit Plans

Additionally, employees of the Company are eligible to participate in the UBSFSI 401(k) Plus Plan, which includes an employee savings investment plan and a defined contribution pension plan.

UBSFSI also provided life insurance and health care benefits to employees of the Company.

9. Related Party Transactions

The Company has revenue sharing agreements with UBSFSI and UBS Securities LLC, an affiliate, whereby the Company is allocated a selling concession by the affiliates when customers introduced by the Company to the affiliates acquire securities underwritten by the affiliates.

The Company has also entered into a revenue sharing agreement with UBS AG, New York Branch (the "Branch") whereby the Company is allocated interest on introduced customers' uninvested balances.

9. Related Party Transactions (continued)

UBSFSI remits interest earned on all margin debit balances of customers introduced by the Company pursuant to a correspondent clearing agreement.

The Company has entered into a contractual arrangement with the Branch pursuant to which it utilizes the administrative services of the Branch, including personnel and facilities, and is allocated a charge for their usage.

10. Net Capital Requirements

The Company is subject to Regulation 1.17 of CFTC and the SEC Uniform Net Capital Rule (Rule 15c3-1), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company uses the aggregate indebtedness method permitted by Rule 15c3-1 which requires the Company to maintain minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2007, the Company had net capital of $45,372,787 which exceeded its requirement by $44,006,448. The Company's ratio of aggregate indebtedness to net capital was .48 to 1 at December 31, 2007.

The Company is also subject to Regulation 1.17 of the CFTC, which permits conformance with minimum financial standards of designated self-regulatory organizations. As the Company is a member of the NFA, it maintains Adjusted Net Capital equal to or in excess of the greater of $45,000 or the amount of net capital required by Rule 15c3-1(a) of the SEC. In addition, the Company pays for administrative services provided by UBSFSI.

11. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, the net deferred tax asset of $10,351,263 is reflected without reduction for a valuation allowance and is primarily attributable to employee benefits.

In accordance with FAS 109, a valuation allowance is to be recorded whenever the ultimate realization of deferred tax assets is, more likely than not, not going to be realized. In assessing the recoverability of the deferred tax assets, the Company considered all available positive and negative evidence, including history of earnings as well as all possible tax planning strategies.

11. Income Taxes (continued)

The Company adopted the provisions of FIN 48, on January 1, 2007. As a result of the implementation of FIN 48, UBSI did not recognize a change in the liability for unrecognized tax benefits and consequently the January 1, 2007 balance of retained earnings was unaffected.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

		Total
Balance of unrecognized tax benefits as at January 1, 2007		-
Gross increases in tax positions taken during prior periods	$	358,209
Gross decreases in tax positions taken during prior periods		-
Gross increases in tax positions taken during the current period		-
Decreases due to settlements with tax authorities		-
Decreases due to lapse of statute of limitations		-
Balance of unrecognized tax benefits as at December 31, 2007	$	358,209
Total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate	$	-
Total interest and penalties recognized on the Statement of Income	$	27,279

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income taxes.

The Company does not believe that it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

The Company is included within a federal consolidated income tax return and files separate and combined state and local income tax returns in various jurisdictions. The Company is currently under a federal income tax audit for the period November 4, 2000 through December 31, 2004, which is anticipated to be completed by the end of 2008. Additionally, the Company is currently under audit for various state and local tax jurisdictions for the period 1997 - 2006.

12. Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and employee forgivable loans, are carried at fair value or contracted amounts, which approximate fair value. Similarly, liabilities and certain payables are carried at fair value or contracted amounts approximating fair value.

13. Guarantees

The Company applies the provisions of the FASB's Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others* which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2007, the total amount of customer balances maintained by its clearing broker and subject to such indemnification was approximately $285 million. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. At December 31, 2007, there were no amounts recorded as a liability pursuant to this indemnification.

END